UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of July , 2005

                                Golar LNG Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes_________   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated July 31, 2005.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Golar LNG Limited
                                                  (Registrant)


Date    July 31, 2005            By               /s/ Graham Robjohns
                                                  ---------------------------
                                                 Graham Robjohns
                                                 Chief Accounting Officer

                                  Exhibit 99.1


                                [OBJECT OMITTED]
                                    Golar LNG

Appointment of Director

Golar LNG Limited is pleased to announce the appointment of Mr. Frixos Savvides to its Board of Directors. Mr. Savvides, a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of England and Wales. He was the founder of the audit firm PKF Savvides and Partners in Cyprus and held the position of Managing Partner until 1999 when he became Minister of Health of the Republic of Cyprus. He held this office until 2003. Mr. Savvides is currently a senior independent business consultant, and holds several Board positions including his recent appointment as Vice Chairman of Cyprus Airways. Mr Savvides background and skills will provide a strong contribution to the Board of Golar.

July 31, 2005
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda


03849.0004 #591353